Exhibit 12.2

INTERSTATE POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

	Years Ended Dec. 31,
	2011	2010	2009	2008	2007
	(dollars in millions)
EARNINGS:
Net income	$139.3	$143.4	$153.0	$141.6	$290.3
Income tax expense (benefit) (a)	(3.6)	42.3	27.0	52.6	186.8

Income before income taxes	135.7	185.7	180.0	194.2	477.1

Fixed charges as defined	79.6	83.1	77.5	63.7	65.8

Total earnings as defined	$215.3	$268.8	$257.5	$257.9	$542.9

FIXED CHARGES:
Interest expense	$78.7	$82.2	$76.5	$61.9	$64.3
Estimated interest component of rent expense	0.9	0.9	1.0	1.8	1.5

Total fixed charges as defined	$79.6	$83.1	$77.5	$63.7	$65.8

Ratio of Earnings to Fixed Charges	2.70	3.23	3.32	4.05	8.25

Preferred dividend requirements (pre-tax basis) (b)	$14.6	$19.9	$18.1	$21.1	$25.3

Fixed charges and preferred dividend requirements	$94.2	$103.0	$95.6	$84.8	$91.1

Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	2.29	2.61	2.69	3.04	5.96

(a)	Includes net interest related to unrecognized tax benefits.
(b)	Preferred dividend requirements (pre-tax basis) are computed by dividing the preferred dividend requirements by one hundred percent minus the respective annual effective income tax rate.